

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06062279

SEP 30 2006

September 29, 2006

Act: 1934
Section:
Rule: 14a-8
Public Availability: 9-29-2006

Jeffry A. Shelby
Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098

Re: Celebrate Express, Inc.
Incoming letter dated July 27, 2006

Dear Mr. Shelby:

This is in response to your letter dated July 27, 2006 concerning the shareholder proposals submitted to Celebrate Express by Michael Jewell and Jan Jewell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

David Lynn
Chief Counsel

Enclosures

cc: Michael Jewell
Jan Jewell
1020 88th Avenue, NE
Bellevue, WA 98004

1100124

# HellerEhrman LLP

RECEIVED
2006 JUL 31 PM 12:04

July 27, 2006

Jeffry A. Shelby
Jeff.Shelby@hellerehrman.com
Direct (206) 389-6049
Main (206) 447-0900
Fax (206) 447-0849

06249.0000

*Via Federal Express*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Mr. Michael Jewell and Mrs. Jan Jewell**

Ladies and Gentlemen:

This letter is to inform you that our client, Celebrate Express, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for the 2006 annual meeting of the shareholders (the "2006 Proxy Materials") four shareholder proposals (the "Proposals") and supporting statements (the "Supporting Statements") received from Mr. Michael Jewell and Mrs. Jan Jewell (the "Proponents"). The Proposals and Supporting Statements notify the Company that the Proponents intend to propose four items of business before the 2006 annual meeting of the shareholders. The Proponents do not explicitly request that the Company include any of the four Proposals in the 2006 Proxy Materials. However, the Proposals and Supporting Statements do recommend that the "board of directors take action" and therefore seem to qualify as a proposal under Rule 14a-8(a). The Proposals and Supporting Statements were received on July 21, 2006, and are attached to this letter as Exhibit A. A summary of the proposals is as follows:

- The first proposal ("Proposal 1") requests that the board of directors of the Company (the "Board of Directors") declassify by 2007 and establish annual elections of directors.
- The second proposal ("Proposal 2") requests that the Board of Directors amend Section 3.5 of the Company's Bylaws and comparable provisions in the Company's Articles of Incorporation to allow removal of directors by shareholders with or without cause.
- The third proposal ("Proposal 3") requests that the Board of Directors take all steps necessary in accordance with applicable state law to amend the Company's Articles of Incorporation and Bylaws to allow shareholders owning at least 10 percent of the outstanding common stock of the Company the right to call special meetings of shareholders.

- The fourth proposal ("Proposal 4") requests that the Board of Directors adopt a Bylaw to allow a simple majority shareholder vote to amend the Company's Bylaws.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposals and the Supporting Statements may be excluded from the 2006 Proxy Materials. The Company believes that these Proposals may properly be omitted from the 2006 Proxy Materials because of the Proponent's untimely submission of them to the Company under Rule 14a-8(e)(2). Alternatively, all Proposals and the Supporting Statements may properly be excluded from the 2006 Proxy Materials under Rule 14a-8(c) as a violation of the commission's "one proposal" rule because the shareholders have submitted four proposals. In addition, Proposal 1 may properly be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(8) because it "relates to an election for membership on the company's board of directors."

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposals and the Supporting Statements from the 2006 Proxy Materials.

Due to late receipt of the Proposals, the Company also requests that the Staff waive the requirement of Rule 14a-8(j) that its request to exclude the Proposal be received by the Staff at least 80 days prior to the filing of the definitive proxy statement. The Company expects to file its definitive proxy materials on or about August 30, 2006.

## I. All Proposals may be omitted because they do not meet the deadline for submitting a proposal under Rule 14a-8(e)(2).

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2005 annual meeting was dated and filed with the Securities and Exchange Commission via Edgar on September 6, 2005. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2005 annual meeting informed stockholders that proposals for the 2006 annual meeting had to be received by May 4, 2006 to be considered for inclusion in the Company's 2006 Proxy Statement. The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may be omitted from a company's proxy materials. See, for example, Actuant Corporation (November 26, 2003); Longview Fibre Company (March 20, 2003). The instant Proposals were hand delivered to the Company on July 21, 2006, 78 days after the May 4, 2006 deadline. As such, they are untimely. The Proposals may therefore be excluded from the Company's proxy materials for its 2006 annual meeting.

**II. All Proposals may be omitted as a violation of the Commission's "one proposal" rule contained in Rule 14a-8(c) because their submission fails to meet the procedural and eligibility requirements of Rule 14a-8(f)(1).**

Under Rule 14a-8(f)(1), a registrant may properly exclude a proposal that fails to meet one of the eligibility or procedural requirements explained in Rule 14a-8(a)-(d), provided that the Company notifies the shareholder seeking to submit the proposal of the defect and provides an opportunity for that shareholder to cure the defect. In this case the Proponents violate the "one proposal" rule contained in Rule 14a-8(c) because they have submitted four proposals. On July 27, 2006, the company sent a letter to the Proponents advising them that their request violated the "one proposal" rule of Rule 14a-8(c). *See* Exhibit B. In the event that Proponents do not advise the Company of how they intend to correct the defect within the 14 day time frame of Rule 14a-8(f)(1), the Company intends to exclude all four proposals from its 2006 Proxy Materials.

Based on the Supporting Statements, the Proponents own or control shares in the Company in many forms, including individually, as community property and as trustees of annuities for which they appear to be the named beneficiaries. *See* Exhibit A. The Company may exclude all of the Proposals because "[t]he Division has interpreted Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) to permit exclusion of all of a group of multiple proposals submitted by related parties when circumstances show that 'one proponent is the 'alter ego' of another proponent or that one proponent possesses 'control' over the shares owned of record, or beneficially, by another proponent.'" Peregrine Pharmaceuticals, Inc. (August 25, 2004) (citing Jefferson-Pilot Corporation (March 12, 1992)). *See also* AT&T Corp. (February 19, 2004); Spartan Motors (March 12, 2001); Banc One Corporation (February 2, 1993); Occidental Petroleum Corporation (March 27, 1984); Trans World Corp. (February 5, 1981). Allowing Mr. and Mrs. Jewell to submit more than one proposal each for the 2006 annual meeting would enable them to "evade the rule's limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names." Exchange Act Release No. 34-12999 (November 22, 1976) ("Release 12999"). *See* Peregrine Pharmaceuticals, Inc. (August 25, 2004). *See also* Dominion Resources, Inc. (February 24, 1993); Jefferson-Pilot Corporation (March 12, 1992).

For the foregoing reasons, Proponents may only submit one proposal each for inclusion in the Company's 2006 Proxy Materials. If the Proponents do not amend their submission to include no more than one proposal each within the 14 day time frame of Rule 14a-8(f)(1), the Company may properly exclude all of the Proponents' Proposals from the 2006 Proxy Materials.

**III. Proposal 1 may be omitted because it relates to election under Rule 14a-8(1)(8).**

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." Pursuant to Section 3.2 of the Company's Articles of Incorporation, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's directors, three are up for election in 2006, two are up for election in 2007 and two are up for election in 2008. The Proposal appears to contemplate that the full Board of Directors should be elected at the 2007 annual meeting of shareholders. If this would result from the approval of the Proposal, some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the term of Directors elected to the Board at the 2006 annual meeting, and may similarly prevent them from completing terms for which they will be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8). *See* FirstEnergy Corp. (March 17, 2003) (proposal that would declassify the board excludable because it might "disqualify directors previously elected from completing their terms on the board"); Boeing Co. (February 6, 2002) (proposal recommending that board "adopt necessary rules to elect each director annually as a long-term policy" excludable).

Proposal 1 states in its entirety:

> RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take the necessary steps in accordance with applicable state law to declassify the Board of Directors and establish annual elections of directors, whereby all directors would be elected annually starting with the annual meeting of shareholders to be held in 2007.

*See* Exhibit A.

Proposal 1 urges the board to take the necessary steps to declassify the board of directors in a manner that affects the unexpired terms of directors elected prior to or elected at the 2006 annual meeting of shareholders. It is therefore excludable within the meaning of Rule 14a-8(i)(8). Compare FirstEnergy Corp. (March 17, 2003) (similarly worded proposal that might "affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting" excludable) with Peabody Energy Corp. (February 28, 2005) (proposal to declassify board of directors which, by its explicit terms, does not affect the unexpired terms of directors not excludable).

Because Proposal 1, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board of Directors at the 2006 Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the 2006 Proxy Statement.

## IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if all four Proposals are omitted from the Company's 2006 Proxy Materials under Rule 14a-8(e)(2) and/or Rule 14a-8(f)(1). Alternatively, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if Proposal 1 is omitted from the Company's 2006 Proxy Materials under Rule 14a-8(1)(8). Due to late receipt of the Proposals, the Company also requests that the Staff waive the requirement of Rule 14a-8(j) that its request to exclude the Proposal be received by the Staff at least 80 days prior to the filing of the definitive proxy statement.

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206)

389-6049. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,

/s/ Jeffry A. Shelby

Jeffry A. Shelby

Attachments

Cc: Michael Jewell
Jan Jewell
Kevin A. Green and Darin L. White (Celebrate Express, Inc.)

SE 2171341 v5

# EXHIBIT A

**Shareholder proposals and supporting statements received from Michael Jewell and Jan Jewell**

July 21, 2006

Celebrate Express, Inc.
11220 -120th Avenue NE
Kirkland, WA 98033
Attn: Corporate Secretary

Dear Sir/Madam:

We submit the attached document in response to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 20, 2006. This latest filing by the Company (which reports on further amendments to the Company's Bylaws) demonstrates the continuing disregard for shareholder rights shown by the Company's Board of Directors (the "Board"). We see it as nothing more than the Board's decision to continue to acquire greater control of the Company's destiny, irrespective of the opinions and interests of the majority shareholders.

As several of the Board members are aware, Mike Jewell did not support the Board's resolution implementing a classified board in July 2004. This resolution effectively "guaranteed" each Board member a three-year term with compensation and stock options, with no regard for the majority shareholders' interests, and with no relation to the Company's performance. It is our belief that management and employees should be accountable to the Board, and in turn, the Board should be accountable to its shareholders. The Company's employees and managers do not have guaranteed three-year terms, nor should its Board. As a result we are proposing, among other issues, that Board be approved at each annual shareholder meeting.

We are also proposing that shareholders owning 10% or more of the Company's voting power be provided the opportunity to call special shareholder meetings. The goal of this proposal is to ensure the company's shareholders have an opportunity to help shape the destiny of the company. We do not believe the Board should have the ability to deny its larger shareholders this fundamental governance right.

[Finally, we are seeking to restore Section 11.1 of the Company's Bylaws to the verbiage in effect immediately prior to the amendment reflected in the most recent Form 8-K filing. That amendment, imposing a supermajority threshold on shareholder attempts to amend the Bylaws, is one more example of this Board's gratuitous centralization of power.]

Sincerely,



Michael Jewell Jan Jewell
Shareholders

SE\9085099.1

## NOTICE TO THE SECRETARY OF CELEBRATE EXPRESS, INC.

11220 – 120th Avenue NE
Kirkland, WA 98033
Attn: Corporate Secretary

July 21, 2006

This notice is given pursuant to Section 2.1(b)(iii) of the Amended and Restated Bylaws (the "***Bylaws***") of Celebrate Express, Inc. a Washington corporation (the "***Company***").

YOU ARE HEREBY GIVEN NOTICE THAT Michael Jewell and Jan Jewell, shareholders of the Company (the "***Shareholders***"), propose to bring the following items of business before the 2006 annual meeting of shareholders (the "***Meeting***") of the Company.

**Information Required to be provided by Section 2.1(d)(ii) of the Bylaws**:

A brief description of each item of business, the reasons for conducting such business at the Meeting, and any material interest of the Shareholders, are described for each proposed item of business below.

*Item 1: Declassification of Board of Directors*

**(A) Brief description of business:**

The Company's Board of Directors (the "***Board***") is currently classified. The Shareholders intend to submit the following proposal for consideration at the Meeting:

> RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take the necessary steps in accordance with applicable state law to declassify the Board of Directors and establish annual elections of directors, whereby all directors would be elected annually starting with the annual meeting of shareholders to be held in 2007.

**(B) Reasons for conducting such business at the Meeting:**

The Shareholders believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in the opinion of the Shareholders, minimizes director accountability for the performance of the Company and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors. As the employees and management of the Company is accountable to the Board, so should the directors be accountable to the majority of the shareholders of the Company.

**(C) Any material interest in such business of the Shareholders:**

Other than as shareholders of the Company, none.

*Item 2: Proposal to amend Section 3.5 of the Bylaws (the removal of directors only "for cause" provision) and comparable provisions in the Company's Articles of Incorporation*

**(A) Brief description of business:**

Section 3.5 of the Bylaws provides that "[n]either the Board of Directors nor any individual director may be removed without cause." The Bylaws also provide that members of the Board may only be removed with cause at a meeting of shareholders called expressly for that purpose. The Shareholders intend to submit the following proposal for consideration at the Meeting:

> RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take the necessary steps in accordance with applicable state law to amend and restate Section 3.5 of the Bylaws in its entirety to read in all material respects as follows:
>
> > "REMOVAL. Each member of the Board of Directors may be removed with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the shareholders at the next annual meeting or at a special meeting called in accordance with Section 2.2 above. Directors so chosen shall hold office until the next annual meeting of shareholders. This Section 3.5 may not be amended or repealed by the Board of Directors."
>
> FURTHER RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take the necessary steps in accordance with applicable law to adopt, and recommend that the Company's shareholders adopt, and enable the Company's shareholders to approve, such amendments to the Company's Articles of Incorporation (including Section 3.2 thereof) as are necessary to conform the Company's Articles of Incorporation with the foregoing resolution.

**(B) Reasons for conducting such business at the Meeting:**

The Shareholders believe that it is in the best interests of the Company and the shareholders for the shareholders of the Company to be able to remove a director or directors with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class at any time. The Shareholders believe that the current "cause" provision makes the directors less likely to act in the best interests of the shareholders.

**(C) Any material interest in such business of the Shareholders:**

Other than as shareholders of the Company, none.

*Item 3: Amendment to the Company's Articles of Incorporation and Bylaws to allow shareholders to call a special meeting of shareholders*

**(A) Brief description of business:**

The Shareholders intend to submit the following proposal for consideration at the Meeting:

> RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take all steps necessary in accordance with applicable state law to amend the Company's Articles of Incorporation (including Section 2.4 thereof) and Bylaws (including Section 2.2 thereof) to the extent necessary to allow shareholders owning at least 10% of the outstanding common stock of the Company the right to call special meetings of shareholders.

**(B) Reasons for conducting such business at the Meeting:**

Currently, the Company's shareholders can take formal action only at the annual meeting of shareholders because shareholders are being denied the opportunity to call a special shareholders' meeting or take action by written consent in lieu of a meeting. In the opinion of the Shareholders, limiting shareholders to acting at the annual meeting gives the board too much control over the timing of shareholder action.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important, in the context of a major restructuring or acquisition, when events unfold quickly and issues may become moot before the next annual meeting.

For those reasons, this proposal requests the Board of Directors to amend the Company's Articles of Incorporation and Bylaws to enable holders of at least 10% of the outstanding common stock may demand that a special meeting be called. The Washington Business Corporation Act provides that holders of only 10% of the outstanding shares of a public company may call a special meeting, absent a contrary provision in the company's articles of incorporation. Accordingly, we view the 10% threshold as striking a reasonable balance between enhancing shareholder rights and avoiding excessive distraction and cost to the Company.

**(C) Any material interest in such business of the Shareholders:**

Other than as shareholders of the Company, none.

*Item 4. Amendment to the Company's Bylaws to restore simple majority shareholder vote for amendment of the Company's Bylaws.*

**(A) Brief description of business**

The Shareholders intend to submit the following proposal for consideration at the Meeting:

> RESOLVED, that the shareholders of Celebrate Express, Inc. request that the Board of Directors take the necessary steps in accordance with applicable state law to amend and restate Section 11.1 of the Bylaws in its entirety to read in all material respects as follows:
>
> > "**Bylaw Amendment**. These Bylaws may be altered or repealed and new Bylaws may be adopted by the board, except that the Board may not repeal or amend any Bylaw that the shareholders have expressly provided, in amending or repealing such Bylaws, may not be amended or repealed by the Board. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board may be amended, repealed, altered or modified by the shareholders."

**(B) Reasons for conducting such business at the Meeting**

Until July 19, 2006, Section 11.1 of the Bylaws contained the exact wording set forth in the proposed resolution above. On July 19, 2006, the Board, for no apparent reason, other than to further unreasonably limit the power of the shareholders, amended Section 11.1 of the Bylaws to prevent the shareholders from altering, amending or repealing the Bylaws, or adopting new Bylaws, without at least a 66 2/3% super-majority vote. In addition, the Board's July 19, 2006 amendment to Section 11.1 deleted the provision that "All Bylaws made by the board may be amended, repealed, altered or modified by the Shareholders".

The Bylaws contain numerous provisions which exist to protect fundamental shareholder rights. It goes without saying that the ability to amend the Bylaws is a necessary corollary to protect shareholder rights.

In amending the Bylaws on July 19, 2006 to impose a super-majority voting requirement for the amendment of Bylaws, the Board acted, once again, in a manner that serves no purpose other than to impede the shareholders' ability to protect their basic rights and further concentrate Board powers.

**(C) Any material interest in such business of the Shareholders:**

Other than as shareholders of the Company, none.

**Information Required to be provided by Section 2.1(d)(iii) of the Bylaws**:

**(A) Name and address of the Shareholders:**

Michael Jewell
1020 88th Avenue NE
Bellevue, WA 98004

Jan Jewell
1020 88th Avenue NE
Bellevue, WA 98004

**(B) The class and number of shares of the Company that are owed by the Shareholders:**

| Shareholders | Certificate Number | Number of Common Shares |
|---|---|---|
| Michael Jewell & Jan Jewell (JTTEN) | 0256 | 228,689 |
| Michael Jewell & Jan Jewell (JTTEN) | 0433 | 298,013 |
| Jan Jewell | 0078 | 215,232 |
| Michael Jewell | 0079 | 215,232 |
| Michael Jewell & Jan Jewell (Community Property) | 0437 | 128,728 |
| Michael Jewell & Jan Jewell (Community Property) | 0445 | 33,073 |
| Michael K. Jewell, Trustee for Michael K. Jewell Annuity Trust | 0435 | 119,616 |
| Jan A. Jewell, Trustee for Jan A. Jewell Annuity Trust | 0436 | 119,617 |
| Total | | 1,358,200 |

**(C) Any material interest of the Shareholders in the business proposed to be conduct:**

Other than as shareholders of the Company, none.

**(D) Any other information required to be provided by the Shareholders pursuant to Regulation 14A under the 1934 Act:**

None required.

**(E) Whether the Shareholders intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry out the proposals:**

The Shareholders do not intend to deliver a proxy statement or form of proxy to shareholders in connection with the foregoing proposals.

This Notice has been timely delivered in accordance with Section 2.1(d) of the Bylaws and the Shareholders intend to present the foregoing three proposals at the Company's 2006 annual meeting of shareholders.



Michael Jewell



Jan Jewell

# EXHIBIT B

**Letter sent to Michael Jewell and Jan Jewell on July 27, 2006 via Email and Federal Express**

[Celebrate Letterhead]

July 27, 2006

***Via Email and Federal Express***

Michael Jewell
Jan Jewell
1020 88th Avenue NE
Bellevue, WA 98004

**Re: Shareholder Proposal**

On behalf of Celebrate Express, Inc. (the "Company"), I write to you in connection with your letter dated July 21, 2006 and the proposals for the 2006 annual meeting of shareholders (the "Annual Meeting") attached to that letter (the "Proposals"). It is not clear from your letter whether you are asking the Company to include your Proposals in the Company's proxy statement for the Annual Meeting (the "Proxy Statement").

If you do decide to proceed, I inform you that the Company expects that it will be excluding the Proposals from the Proxy Statement because, among other things, (1) they were not received by the Company by the May 4, 2006 deadline for inclusion of shareholder proposals as set forth in the Company's 2005 proxy statement and as provided for by Rule 14a-8(e)(2) of the Securities Exchange Commission and (2) the Proposals violate the "one proposal" rule contained in Rule 14a-8(c) (which provide that shareholders may submit no more than one proposal each for inclusion in the Proxy Statement). With regard to missing the submission deadline, the Company does not believe this defect can be remedied.

The Company asks that if you decide to proceed with including the Proposals in the Proxy Statement that you promptly provide us a letter containing

- a statement that you request the Company to include your Proposals in Proxy Statement (as required by Rule 14a-8(a));

- a statement that you intend to continue to hold your shares through the date of the Annual Meeting (as required by Rule 14a-8(2)(i)); and

- a statement of how you intend to correct the "one proposal" per shareholder defect.

Your response to this letter must be received within 14 calendar days of your receipt of this letter (in accordance with Rule 14a-8(f)(1)). Any delay in your response will provide the Company an additional procedural reason for exclusion of your Proposals. In the absence of your reply, the Company intends to exclude your Proposals from the Proxy Statement.

Sincerely,

Kevin A. Green

SE 2171326 v1

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 29, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Celebrate Express, Inc.
Incoming letter dated July 27, 2006

The proposals relate to declassification of the board, removal of directors, special meetings of shareholders, and simple majority shareholder voting.

There appears to be some basis for your view that Celebrate Express may exclude the proposals under rule 14a-8(e)(2) because Celebrate Express received them after the deadline for submitting proposals. We note in particular your representation that Celebrate Express did not receive the proposals until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Celebrate Express omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Celebrate Express relies.

We note that Celebrate Express did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(i). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,



Ted Yu
Special Counsel